October 10, 2024

Dyson Dryden
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 6, 2024
           Response Letter dated October 2, 2024
           File No. 001-35898
Dear Dyson Dryden:

       We have reviewed your October 2, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 23, 2024 letter.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis
Results of Operations, page 44

1. We note that you have proposed adding disclosures of the percentage changes in occupancy, the number of trips, and revenue per guest, in your discussion of consolidated revenues in response to prior comment one, concerning the requirement in Item 303(b)(2)(iii) of Regulation S-K, to disclose the extent to which material changes in revenues are attributable to changes in prices, changes in the volume of services, or to the introduction of new services during the period.

       However, while it is helpful to understand the percentage changes in the underlying volumetric and price factors, you would also need to quantify the extent to which
 October 10, 2024
Page 2

       revenues have changed due to changes in both volumetric and price factors to comply with the aforementioned requirement. We reissue prior comment one.


       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation